Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 Eric S. Purple, Esq. (202) 507-5154 epurple@stradley.com

March 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Marianne Dobelbower
Ms. Christina DiAngelo Fettig

Re:	PowerShares Exchange-Traded Self-Indexed Fund Trust
File Nos. 333-221046; 811-23304
Responses to Comments on the Registration Statement

Dear Ms. Dobelbower and Ms. Fettig:

On behalf of PowerShares Exchange-Traded Self-Indexed Fund Trust (the “Registrant” or the “Trust”), below you will find the Registrant’s responses to comments on the Registrant’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission on October 20, 2017 (the “Registration Statement”), conveyed by (i) Ms. Dobelbower on November 17, 2017, and (ii) Ms. Fettig on December 4, 2017.

For your convenience, each of your comments on the Registration Statement is repeated below, followed by the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. The new disclosures have been incorporated into pre-effective amendment no. 1 to the Registration Statement. All other outstanding information from the October 20th filing has been incorporated into that pre-effective amendment, which is being filed to seek effectiveness of the Trust.

PowerShares BulletShares 2018 Corporate Bond Portfolio

General

1.	Comment:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

	Response:	We acknowledge the staff’s request. As stated above, all outstanding information from the October 20th filing will be incorporated into a pre-effective amendment.

Ms. Marianne Dobelbower and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

March 29, 2018

2.	Comment:	The Fund’s name implicates an 80% investment policy, which is noted in the disclosure. However, the policy is based upon bonds with “effective maturity” dates. To the extent the Fund relies on effective maturity, explain how the effective maturity of the bonds relates to maturity and what tools are used to shorten the effective maturity. If this analysis is different for any of the BulletShares Corporate Bond Funds or BulletShares High Yield Funds, please address.

	Response:	The use of effective maturity is limited solely to callable bonds included in the index, because the actual maturity of a callable bond may change if an issuer repays the amount owed before the bond’s stated maturity. To account for that possibility, the index employs a rules-based methodology that derives the effective maturity of such callable bonds. The Fund and its adviser do not have any input into such methodology or into the calculation of the effective maturity of any constituent callable bond.

3.	Comment:	The SAI describes certain derivative instruments the Fund may use in implementing its investment strategies. Please review any such disclosures and ensure that they provide information in a manner customized for the proposed Fund operations. Please note that the Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly. Additionally, please confirm to the staff that the Fund will not engage in derivative transactions as part of its principal strategies or revise the prospectus accordingly.

	Response:	We have reviewed the information noted by the staff and confirm that the disclosure in the SAI reflects only those derivatives that a Fund may employ. Additionally, we confirm to the staff that although the Funds may employ such derivatives, each Fund generally intends to do so in a limited amount and only for purposes of supporting its stated principal investment strategy. Similarly, we confirm to the staff that should the Fund’s principal investment strategy be amended to include the use of derivatives under those circumstances, we hereby undertake to revise the prospectus accordingly.

Ms. Marianne Dobelbower and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

March 29, 2018

Principal Risks of Investing in the Fund

4.	Comment:	Please disclose in Item 4 the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF’s shares and the underlying value of those shares. We note that this disclosure is currently contained in Item 9.

Response:

In response to the staff’s comment, the Trust has included the following principal risk for each Fund:

Authorized Participant Concentration Risk. Only Authorized Participants (“APs”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). Such market makers have no obligation to submit creation or redemption orders; consequently, there is no assurance that market makers will establish or maintain an active trading market for the Shares. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Shares may be more likely to trade at a premium or discount to the Fund’s net asset value and possibly face trading halts and/or delisting.

5.	Comment:	Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

	Response:	Certain of the Fund’s securities may trade outside of a collateral settlement system. We note that the Fund has included in its summary prospectus an “Authorized Participant Concentration Risk,” which is set forth in the response to comment no. 4. Such disclosure states: (i) that the Fund has a limited number of institutions that may serve as APs on an agency basis, (ii) to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, the Fund’s shares possibly could face trading halts and/or delisting, and (iii) that this could lead to differences between the market price of the Fund’s shares and the underlying value of those shares. The Fund respectfully submits that the gravamen of the staff’s additional disclosure concern is subsumed in the existing disclosure and that no further disclosure is required at this time.

Ms. Marianne Dobelbower and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

March 29, 2018

6.	Comment:	Please confirm whether investment in foreign securities will be a principal strategy. If not, please remove the “Foreign Issuers Risk.” If so, please revise the principal strategy section to reflect this investment.

	Response:	The Fund seeks to track an index designed to represent the performance of a held-to-maturity portfolio of U.S. dollar-denominated investment-grade corporate bonds with effective maturities in the year 2018. The constituents bonds in the index may include those issued by foreign corporations. As such, the Fund believes that it is appropriate to include “Foreign Issuers Risk” as a principal risk and respectfully submits that removal of this disclosure is not appropriate at this time. However, management will continue to consider the applicability of this risk when preparing subsequent amendments to the registration statement.

7.	Comment:	Because the Fund will use a representative sampling strategy, please include a Management Risk disclosure.

	Response:	We have included disclosure about the Fund’s use of a sampling approach in the Fund’s “Tracking Error Risk” stating that “the Fund’s use of a representative sampling approach may cause the Fund’s returns to not be as well correlated with the return of the Underlying Index as would be the case if the Fund purchased all of the securities in the Underlying Index in the proportions represented in the Underlying Index.” Because the Fund’s prospectus will include the foregoing language, the Trust respectfully declines to make the requested change; however, management will consider the possibility of including a specific stand-alone “sampling risk” in future post-effective amendments.

Ms. Marianne Dobelbower and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

March 29, 2018

8.	Comment:	Because the risk disclosure for the PowerShares BulletShares 2018 Corporate Bond Portfolio is nearly identical for each of the BulletShares Corporate Bond Funds, please revise the risk disclosure of each of the BulletShares Corporate Bond Funds to be consistent with comments 4 through 7.

	Response:	We confirm that all changes made to the disclosure, as described in response to the comments above, have been made to each PowerShares BulletShares Corporate Bond Portfolio.

PowerShares BulletShares 2018 High Yield Corporate Bond Portfolio

Principal Risks of Investing in the Fund

9.	Comment:	Because the risk disclosure for the BulletShares Corporate Bond Funds is nearly identical for the BulletShares High Yield Funds, please revise the risk disclosure of each of the BulletShares High Yield Funds to be consistent with comments 4 through 7.

	Response:	We confirm that all changes made to the disclosure, as described in response to the comments above, have been made to each PowerShares BulletShares High Yield Corporate Bond Portfolio.

10.	Comment:	In the “High Yield and Unrated Securities Risk,” please state that high yield bonds are predominately speculative.

	Response:	Although the Trust believes the summary risk provided in response to Item 4 is accurate, it has provided the requested, additional verbiage to the summary risk disclosure.

PowerShares Defensive Equity Portfolio

Fees and Expenses

11.	Comment:	In footnote 2 to the fee table, please confirm the fee waiver will be in place for at least one year from the registration statement’s date of effectiveness.

	Response:	We hereby confirm that the fee waiver and/or expense reimbursement shown in the Fund’s fee table will be in place for at least one year from the effective date of the registration statement.

Ms. Marianne Dobelbower and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

March 29, 2018

12.	Comment:	In footnote 2 to the fee table, please clarify the recapture terms will not exceed the lesser of: (i) the expense cap in effect at the time the fees were waived/reimbursed, and (ii) the expense cap in effect at the time the recapture is sought.

Response:

The disclosure has been revised in accordance with the staff’s request. It now reads as follows:

The fees waived and/or expenses borne by the Adviser are subject to recapture by the Adviser up to three years from the date the fees were waived or the expenses were incurred, but no recapture payment will be made by the Fund if it would result in the Fund exceeding (i) the Expense Cap or (ii) the expense cap in effect at the time the fees and/or expenses subject to recapture were waived and/or borne by the Adviser.

Statement of Additional Information

13.	Comment:	Please delete the reference to an unaffiliated index provider.

Response:

We have deleted the reference pursuant to the staff’s request. We have included language disclosing the relationship between the Adviser and the Index Provider, as follows:

Invesco Indexing is the Index Provider of the Underlying Indexes. The Adviser has entered into a license agreement with Invesco Indexing to use each Underlying Index. The Adviser pays licensing fees to Invesco Indexing from the Adviser’s management fees or other resources for the use of the Underlying Indexes and related trademarks and trade names. The Adviser, in turn, has entered into a sub-licensing arrangement with each Fund to permit each Fund to use its respective Underlying Index. Each Fund does not pay a fee for the use of its respective Underlying Index.

CLOSING

14.	Comment:	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

	Response:	We do not plan to submit an exemptive application or no-action request in connection with the Trust’s registration statement. We note that the Trust previously has obtained exemptive relief (see Investment Company Act Release Nos. 31995 (Feb. 11, 2016) (notice) and 32025 (Mar. 08, 2016) (order)).

Ms. Marianne Dobelbower and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

March 29, 2018

ACCOUNTING COMMENTS

15.	Comment:	The fee and expense information in the tables under the heading “Annual Fund Operating Expenses” should match the pro forma fee and expense information presented in the Trust’s Registration Statement on Form N-14 filed on November 21, 2017 (the “N-14”) relating to the reorganization of certain series of Claymore Exchange-Traded Fund Trust, Claymore Exchange-Traded Fund Trust 2 and Rydex ETF Trust (the “Predecessor Funds”) into the Funds (the “Reorganization”).

	Response:	The Registrant has updated the fee and expense tables under the heading “Annual Fund Operating Expenses,” where necessary, to match the pro forma fee and expense information presented in the N-14.

16.	Comment:	In the expense Examples, please add hypothetical expense information for the 5- and 10-year periods since the Funds are adopting the performance history of the Predecessor Funds.

	Response:	The Registrant has added hypothetical expense information for the 5- and 10-year periods to the expense Examples of each Fund (except those Funds that are “New Funds,” as defined in Form N-1A).

17.	Comment:	Please confirm that a pre-effective amendment will be filed to include the performance information of the Predecessor Funds.

	Response:	The Registrant confirms that performance information of the Predecessor Funds will be included in a pre-effective amendment.

18.	Comment:	Please confirm that a pre-effective amendment will be filed to incorporate by reference the financial statements of the Predecessor Funds and include as an exhibit the consent of the Predecessor Funds’ independent registered public accounting firm.

	Response:	The Registrant confirms that a pre-effective amendment will be filed to incorporate by reference the financial statements of the Predecessor Funds and include as an exhibit the consent of the Predecessor Funds’ independent registered public accounting firm.

Ms. Marianne Dobelbower and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

March 29, 2018

19.	Comment:	Please confirm whether the Registrant will receive seed capital and whether the N-1A will include financial statements for seed capital. To the extent that the Registrant will not receive seed capital, please confirm that shares of the Funds will not be offered or sold to the general public prior to the Reorganization.

	Response:	As previously discussed with the staff, the Registrant confirms that it will not receive seed capital prior to the closing of the Reorganization, and the Registration Statement will not include financial statements for seed capital. The Registrant confirms that no shares of any Fund will be offered or sold to the general public pursuant to this registration statement prior to the Reorganization.

*                *                 *                *

We believe this responds to all of your comments. If you have any questions regarding the matters discussed above, please feel free to call me at the number listed above or Alan Goldberg at 312-964-3503.

Sincerely,

/s/ Eric S. Purple
Eric S. Purple
cc:	John Zerr
Anna Paglia
Jeffrey Kupor
Bruce Leto
Matt DiClemente
Alan Goldberg